UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Sony Group Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

SONY GROUP CORPORATION

(Translation of Registrant’s name into English)

Japan	001-06439	98-0359124
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7-1, KONAN 1-CHOME, MINATO-KU,

TOKYO 108-0075 JAPAN

(Address of principal executive offices)

J. Justin Hill, Senior Vice President, Investor Relations

Sony Corporation of America

25 Madison Avenue, 26th floor

New York, NY 10010-8601

Telephone: 212-833-6722

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended　　　.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In this document, Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony,” “we,” or “our.”

Sony operates its business through the following operating segments. The Game & Network Services segment includes the production and sales of digital software and add-on content, the network services businesses and the manufacture and sales of home gaming products. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The Entertainment, Technology & Services segment includes the Imaging business, the Sound business, the Network Services business and the Displays business. The Imaging & Sensing Solutions segment includes the image sensors business. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”) provide that a company must file this Specialized Disclosure Report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the products: cassiterite, columbite-tantalite (coltan) and wolframite; their derivatives tantalum, tin and tungsten; and gold (collectively, “3TG”). The Conflict Minerals Rule refers to these minerals as “conflict minerals” regardless of their geographic origin and whether or not they fund armed conflict.

Sony has determined that 3TG are necessary to the functionality or production of (i) certain electronic equipment, instruments, and devices for consumer, professional and industrial markets, and (ii) game hardware products manufactured by Sony or contracted to be manufactured by Sony for the period covered by this Specialized Disclosure Report. Thus, Sony conducted a reasonable country of origin inquiry (“RCOI”) for our products. As a result of the RCOI, Sony determined it had insufficient information to conclude either (i) that there was no reason to believe that any of its necessary 3TG originated in the Covered Countries (as defined in the Conflict Minerals Report), or (ii) that all of its necessary 3TG came from recycled or scrap sources. Therefore, Sony was required to conduct due diligence pursuant to the Conflict Minerals Rule. Our RCOI and due diligence are described in the attached Conflict Minerals Report.

Sony maintains a conflict minerals policy that supports conflict-free sourcing. The link to this Policy is maintained on Sony’s website at:

https://www.sony.com/en/SonyInfo/csr_report/sourcing/Sony_Group_Policy_for_Responsible_Supply_Chain_of_Minerals.pdf

Information contained on our website is not incorporated by reference into this Form SD or Sony’s Conflict Minerals Report.

Item 1.02 Exhibit

Sony’s Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD and is publicly available at the following website:

https://www.sony.com/en/SonyInfo/IR/library/ConflictMineralsReport2025.pdf

Section 2 – Exhibits Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Sony Group Corporation

(Registrant)

May 27, 2026

/s/ Toshimoto Mitomo

Toshimoto Mitomo

Chief Strategy Officer

Representative Corporate Executive Officer

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